Confidential Treatment Requested by ESAB Corporation

Pursuant to 17 C.F.R. Section 200.83

Amendment No. 3 to Confidential Draft Submission

As Confidentially Submitted to the Securities and Exchange Commission on January 26, 2022

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

File No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

ESAB CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	87-0923837
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

909 Rose Avenue, 8th Floor North Bethesda, Maryland	20852
(Address of principal executive offices)	(Zip Code)

(301) 323-9000

(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.001 per share	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

Confidential Treatment Requested by ESAB Corporation

Pursuant to 17 C.F.R. Section 200.83

INFORMATION REQUIRED IN REGISTRATION STATEMENT

CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF FORM 10

Certain information required to be included in this Registration Statement on Form 10 is incorporated herein by reference to specifically identified portions of the information statement filed herewith as Exhibit 99.1 (the “Information Statement”). None of the information contained in the Information Statement shall be incorporated by reference herein or deemed to be a part hereof unless specifically incorporated by reference.

Item 1. Business

The information required by this Item 1 is contained in the sections of the Information Statement entitled “Information Statement Summary,” “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements,” “The Separation and Distribution,” “Description of Certain Indebtedness,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Certain Relationships and Related Person Transactions,” “Material U.S. Federal Income Tax Consequences of the Distribution to U.S. Holders” and “Where You Can Find More Information.” Those sections are incorporated herein by reference.

Item 1A. Risk Factors

The information required by this Item 1A is contained in the sections of the Information Statement entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.” Those sections are incorporated herein by reference.

Item 2. Financial Information

The information required by this Item 2 is contained in the sections of the Information Statement entitled “Information Statement Summary—Summary Historical and Pro Forma Condensed Combined Financial Data,” “Unaudited Pro Forma Condensed Combined Financial Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Those sections are incorporated herein by reference.

Item 3. Properties

The information required by this Item 3 is contained in the sections of the Information Statement entitled “Information Statement Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Those sections are incorporated herein by reference.

Item 4. Security Ownership of Certain Beneficial Owners and Management

The information required by this Item 4 is contained in the sections of the Information Statement entitled “Management” and “Security Ownership of Certain Beneficial Owners and Management.” Those sections are incorporated herein by reference.

Item 5. Directors and Executive Officers

The information required by this Item 5 is contained in the section of the Information Statement entitled “Management.” That section is incorporated herein by reference.

Item 6. Executive Compensation

The information required by this Item 6 is contained in the sections of the Information Statement entitled “Management” and “Executive and Director Compensation.” Those sections are incorporated herein by reference.

Confidential Treatment Requested by ESAB Corporation

Pursuant to 17 C.F.R. Section 200.83

Item 7. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 7 is contained in the sections of the Information Statement entitled “Management,” “Certain Relationships and Related Person Transactions,” “Risk Factors—Risks Related to the Separation and Our Relationship with Colfax” and “The Separation and Distribution.” Those sections are incorporated herein by reference.

Item 8. Legal Proceedings

The information required by this Item 8 is contained in the section of the Information Statement entitled “Business—Legal Proceedings.” That section is incorporated herein by reference.

Item 9. Market Price of, and Dividends on, the Registrant’s Common Equity and Related Stockholder Matters

The information required by this Item 9 is contained in the sections of the Information Statement entitled “Information Statement Summary,” “The Separation and Distribution,” “Dividend Policy,” “Management” and “Description of Capital Stock.” Those sections are incorporated herein by reference.

Item 10. Recent Sales of Unregistered Securities

The information required by this Item 10 is contained in the sections of the Information Statement entitled “Information Statement Summary—The Separation and Distribution—Our Post-Separation Relationship with Colfax,” “The Separation and Distribution,” “Certain Relationships and Related Person Transactions” and “Description of Capital Stock.” Those sections are incorporated herein by reference.

Item 11. Description of Registrant’s Securities to be Registered

The information required by this Item 11 is contained in the sections of the Information Statement entitled “Dividend Policy,” “The Separation and Distribution” and “Description of Capital Stock.” Those sections are incorporated herein by reference.

Item 12. Indemnification of Directors and Officers

The information required by this Item 12 is contained in the section of the Information Statement entitled “Description of Capital Stock—Anti-Takeover Provisions of the DGCL and our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws—Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws Provisions—Limitation of Liability of Directors.” That section is incorporated herein by reference.

Item 13. Financial Statements and Supplementary Data

The information required by this Item 13 is contained in the sections of the Information Statement entitled “Information Statement Summary—Summary Historical and Pro Forma Condensed Combined Financial Data,” “Unaudited Pro Forma Condensed Combined Financial Statements” and “Index to Financial Statements and Schedule” (and the financial statements and related notes referenced therein). Those sections (and the financial statements and related notes referenced therein) are incorporated herein by reference.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Confidential Treatment Requested by ESAB Corporation

Pursuant to 17 C.F.R. Section 200.83

Item 15. Financial Statements and Exhibits.

(a) Financial Statements and Schedule

The information required by this Item 15(a) is contained in the sections of the Information Statement entitled “Unaudited Pro Forma Condensed Combined Financial Statements” and “Index to Financial Statements and Schedule” (including the financial statements and related notes referenced therein and Financial Statement Schedule—Schedule II, Valuation and Qualifying Accounts). Those sections (and the financial statements and related notes referenced therein) are incorporated herein by reference.

(b) Exhibits

The following documents are filed as exhibits hereto:

Exhibit Number	Exhibit Description

2.1*	Form of Separation and Distribution Agreement

3.1*	Form Amended and Restated Certificate of Incorporation

3.2*	Form of Amended and Restated By-Laws

10.1*	Form of Transition Services Agreement

10.2*	Form of Tax Matters Agreement

10.3*	Form of Employee Matters Agreement

10.4*	Form of Intellectual Property Matters Agreement

10.5*	Form of EBS License Agreement

10.6*	Form of Stockholder’s and Registration Rights Agreement

10.7*	Form of Indemnification Agreement

10.8*	Form of ESAB Corporation 2022 Omnibus Incentive Plan

10.9*	ESAB Corporation Annual Incentive Plan

10.10*	The ESAB Group, Inc. Excess Benefit Plan

10.11*	The ESAB Group, Inc. Nonqualified Deferred Compensation Plan

10.12*	ESAB Corporation Executive Officer Severance Plan

10.13*	Letter Agreement, effective as of May 15, 2016, between Colfax Corporation and Shyam Kambeyanda

10.14*	Letter Agreement, dated April 26, 2019, between Colfax Corporation and Kevin Johnson

10.15*	Letter Agreement, dated April 4, 2017, between Colfax Corporation and Olivier Biebuyck

10.16*	Letter Agreement, dated September 14, 2017, between Colfax Corporation and Larry Coble

10.17*	Letter Agreement, dated December 16, 2021, between ESAB Corporation and Kevin Johnson

10.18*	Letter Agreement, dated December 12, 2021, between ESAB Corporation and Olivier Biebuyck

10.19*	Letter Agreement, dated December 10, 2021, between ESAB Corporation and Larry Coble

10.20*	Form of Change in Control Agreement, effective October 27, 2020 (Colfax)

10.21*	Change in Control Agreement, dated March 5, 2021, between Colfax Corporation and Shyam Kambeyanda

Exhibit Number	Exhibit Description

10.22*	Form of Change in Control Agreement, effective March 5, 2021 (ESAB)

10.23*	Retention Agreement, dated March 5, 2021, between Colfax Corporation and Shyam Kambeyanda

10.24*	Form of Retention Agreement, dated March 5, 2021

10.25*	Amended and Restated Retention Agreement, dated November 30, 2021, by and between Colfax Corporation and Kevin Johnson

10.26*	Amended and Restated Retention Agreement, dated November 30, 2021, by and between Colfax Corporation and Olivier Biebuyck

10.27*	Amended and Restated Retention Agreement, dated November 30, 2021, by and between Colfax Corporation and Larry Coble

10.28*	Form of Credit Agreement

21.1*	List of Subsidiaries

99.1**	Preliminary Information Statement of ESAB Corporation

99.2*	Form of Notice Regarding the Internet Availability of Information Statement Materials

*	To be filed by amendment.
**	Filed herewith.

Confidential Treatment Requested by ESAB Corporation

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ESAB CORPORATION

By:
Name:
Title:

Date: